

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

   Re: McDonald's Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed February 26, 2020
     File No. 001-05231

Dear Ms. Hoovel:

   We have reviewed your May 11, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Advertising Costs, page 41

1. We note your response to prior comment 3. You state advertising cooperatives that you consolidate are pass through entities that you primarily account for as an agent under ASC 606. Since you control these entities, please explain to us your basis for why you are an agent rather than the principal in these cooperative arrangements pursuant to ASC 606. In your response, tell us whether franchisees contribute to the advertising cooperatives you consolidate and who is responsible for billing and collecting contributions to these cooperatives. Also, please explain to us in further detail your accounting for and financial statement reporting of the receipts and disbursements associated with the advertising

cooperatives you are involved with. In so doing, break out your response between those associated with cooperatives you consolidate versus those associated with cooperatives you do not consolidate.

 You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services